January 22, 2010

C. Richard Ropka, Esq.
215 Fries Mill Road
Turnersville, New Jersey 08012

Re:	Archer Investment Series Trust
	File Nos. 333-163981 and 811-22356

Dear Mr. Ropka:

	We have reviewed the registration statement on Form N-1A for the
Archer Investment Series Trust filed with the Commission on
December
23, 2009. The registration statement relates to the Trust`s initial series, Archer Balanced Fund ("Fund"). Based on our review of the filing, we have the following comments. The captions we use below correspond to the captions the Fund uses in the Registration
Statement.

Prospectus

	Please explain in detail why the Fund is being created, given that a fund with the identical name and policies already exists.

Front Cover

	Please provide the Fund`s ticker symbol.

Fees and Expenses of Investing in the Fund

	Please indicate in the appropriate line item of the fee table that the Fund will assess a 12b-1 plan fee of 25 basis points.

	Please delete footnotes 1, 2 and 3 from the fee table. That a redemption fee is assessed on shares redeemed within 30 days of purchase may be included parenthetically in that line of the table.

	Please delete the first sentence of footnote 4. Clarify that acquired fund fees and expenses are not used to calculate the Fund`s
NAV. See Instruction 3 (f) (vii) to Item 3 of Form N-1A. Revise the relevant line item to read "Acquired Fund Fees and Expenses."

	Please disclose in footnote 5 the circumstances under which the fee waiver/expense reimbursement agreement may be terminated, and who may terminate the agreement. See Instruction 3 (e) to Item 3 of Form
N-1A. Revise the relevant line item to include "expense reimbursement", if appropriate. If the agreement will be in effect for less than a year from the date of the registration statement`s effectiveness, please delete the footnote in its entirety.

	Please delete footnote 6. Please revise the final line item of the fee table to read "Total Annual Fund Operating Expenses after Fee
Waiver [and/or Expense Reimbursement]."  See Instruction 3 (e) to
Item 3 of Form N-1A.

	Please indicate that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item
3
of Form N-1A.

	Please revise the explanatory text preceding the Example to conform, verbatim, to the text in Form N-1A. Since the Fund is new, please delete the five and ten year disclosure.

Principal Investment Strategies of the Fund

	Please identify the types of equity and fixed income securities in which the Fund will invest. Please summarize how the Adviser will determine whether industries or sectors "have value" and whether a company is a "quality" company. Please summarize how the Adviser will determine which securities to buy and sell. See Item 9 (b) and
(c) of Form N-1A. How will the Adviser determine the Fund`s equity and debt allocations?

	Since the Fund is a "balanced" fund, please indicate that the Fund will invest at least 25% of total assets in equities, and at least 25% in fixed income securities.

	It appears from the risk disclosure that the Fund will invest in foreign securities. If so, please provide appropriate disclosure in this section.

Principal Risks of Investing in the Fund

	Please delete all text but the first sentence from the first paragraph of this section. Alternatively, explain how the likelihood of loss is greater for short-term investors.

	Please separate the first sentence of the second paragraph from the rest of the paragraph.

	The Fund appears to be using a "value" style of investing. If so, please summarize the risks of value investing in this section.

	The risk disclosure contained in the third and fourth paragraphs of this section lacks specificity and clarity. Please separate disclosure of risks unique to foreign securities from disclosure of risks of investing in domestic securities; also clearly separate equity and debt risks. Please disclose all principal risks associated with each type of investment.


	If the Fund invests in derivatives as part of its principal strategies, identify the types of derivatives and summarize the principal risks of investing in derivatives.

Past Performance

	Please indicate that in the future the Fund will include a bar chart and table, and that such information will provide some indication of the risks of investing in the Fund by showing the variability of performance and by comparing the Fund`s performance to a broad measure of market performance. See Item 4(b) (2) (i) of Form
N-1A.

Investment Professionals

	Please revise this heading to read "Portfolio Managers."

How to Purchase and Sell Shares

	Please revise this heading to read "Purchase and Sale of Fund Shares." Please delete the third and fourth sentences of the accompanying paragraph. See Item 6 of Form N-1A.

Investment Objectives, Strategies and Risks

	This disclosure does not clearly state which strategies of the
Fund are principal and which are not. Please add the word "Principal" to the heading for this section, before the word "Strategies." If the Fund describes non-principal strategies and risks in this section, clearly differentiate that disclosure from the disclosure of principal strategies and risks. Please ensure that all of the Fund`s principal strategies and attendant risks are summarized in the Summary

	Please disclose whether the Fund will provide shareholders with any advance notice of changes in the Fund`s investment objective.

	Please clarify the disclosure that the adviser intends to purchase securities "mainly for the long-term", as it is confusing, and appears to be contradicted by the predecessor fund`s record of relatively high portfolio turnover rate, as well as risk disclosure elsewhere in this section. Please indicate in the Summary that the
Fund will likely experience high portfolio turnover.

Additional Information Concerning the Principal Risks of Investing in the Funds

	Please revise this heading, as it is confusing. Delete the word
"Additional", as this is the only risk disclosure found in this section, and clearly separate principal and non-principal risk disclosure. Why does the section not contain disclosure of the risks of investing in mid-and small-cap securities, emerging market securities, and equity securities other than common stock? Are options the only derivatives in which the Fund will invest? If not, please supplement the risk disclosure accordingly.

Management, Organization and Capital Structure

	Please include in this section all of the disclosure required by
Item 8 of Form N-1A. The disclosure currently fails to advise the shareholder to ask a salesperson for further information.

Pricing of Fund Shares

	Shareholders are directed to send purchase and redemption requests to Mutual Shareholder Services, LLC, yet the disclosure in the first paragraph of this section indicates that the requests will be processed at the NAV next calculated after the Fund receives the order. Please correct this inconsistency.

	Please clarify that the disclosure in the second sentence of the second paragraph of this section, pertaining to events occurring after the close of trading markets, but before calculation of NAV, applies only to trading markets that close before 4:00 pm.

	Please disclose the effects of fair value pricing.  See
Instruction to Item 11 (a) (1) of Form N-1A.

Other Purchase Information

	What is the legal basis for the statement that certain shareholders will not be able to redeem until a 15 day holding period has expired?

	What is the meaning of the statement "It is the responsibility of the broker-dealer or other financial institution to transmit orders promptly to the Fund`s transfer agent", given these entities were previously identified as "authorized persons or designees", whose receipt of orders determines the NAV at which the orders will be processed?

	Please clarify that, in the case of redemption requests, the Fund is deemed to have received an order when the designee receives the order.

Back Cover of Prospectus

	Please provide all disclosure required by Item 1 (b) of Form
N-
1A. The registration currently contains none of the required disclosure.




Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel






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